CACHEMATRIX BROKER/DEALER LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CASH	$	84,259
ACCOUNTS RECEIVABLE		971
PREPAID EXPENSES		4,879
	$	90,109

MEMBER'S EQUITY

COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)

MEMBER'S EQUITY (Note 2)	$	90,109

The accompanying notes are an integral part of this statement.